The Registrant has applied for confidential treatment of certain terms in this exhibit with the Securities and Exchange Commission. The confidential portions of this exhibit are marked with an asterisk [*] and have been omitted. The omitted portions of this exhibit will be filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

INDEMNITY REINSURANCE AGREEMENT

between

AMERICAN FAMILY LIFE INSURANCE COMPANY

and

KANSAS CITY LIFE INSURANCE COMPANY

Dated as of May 9, 2013

INDEX OF SCHEDULES

Schedule A                Variable Annuities

Schedule B                Variable Life Insurance Contracts

INDEX OF EXHIBITS

Exhibit A        Recapture Fee

i

ii

INDEMNITY REINSURANCE AGREEMENT

THIS INDEMNITY REINSURANCE AGREEMENT dated as of May 9, 2013 and effective as of the Effective Time (this “Agreement”) made by and between American Family Life Insurance Company, a Wisconsin-domiciled stock life insurance company (the “Company”), and Kansas City Life Insurance Company, a Missouri-domiciled stock life insurance company (the “Reinsurer”).

WHEREAS, the Company has issued certain Variable Life Insurance Contracts and Variable Annuities (as defined below);

WHEREAS, the Company and the Reinsurer have entered into a Purchase Agreement, dated as of March 29, 2013 (the “Purchase Agreement”), pursuant to which the Company has agreed to cede and transfer to the Reinsurer certain liabilities arising under or relating to the Variable Contracts for the consideration specified herein and the Reinsurer has agreed to reinsure such liabilities on the terms and conditions set forth therein; and

WHEREAS, following termination of the Company’s obligations under the Transition Services Agreement (as defined below), the Company desires that the Reinsurer perform certain administrative functions on behalf of the Company with respect to the Variable Contracts, and the Company and the Reinsurer have entered into an Administrative Services Agreement of even date herewith (the “Administrative Services Agreement”) pursuant to which the Reinsurer shall provide such administrative services.

NOW, THEREFORE, in consideration of the mutual and several promises and undertakings herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Reinsurer agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. The following terms shall have the respective meanings set forth below throughout this Agreement:

“Accounting” means an Interim Quarterly Accounting or a Quarterly Accounting, as applicable.

“Administrative Services Agreement” has the meaning set forth in the Recitals of this Agreement.

“Affiliate” means, with respect to any Person, at the time in question, any other Person controlling, controlled by or under common control with such Person. “Control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, the holding of policyholders’ proxies by contract other than a commercial contract for goods or non-management services, or otherwise, unless the power is the result of an official position with or corporate office held by the Person.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” has the meaning set forth in the Purchase Agreement.

“Annual Statement” means the Company’s NAIC convention form statutory annual statement, together with all required schedules and supplements thereto, as filed with the Insurance Department of the State of Wisconsin.

“Applicable Law” means any domestic or foreign federal, state or local statute, law, ordinance or code, or any written rules or regulations issued by any Governmental Authority pursuant to any of the foregoing, and any order, writ, injunction, directive, judgment or decree of a court of competent jurisdiction applicable to the parties hereto.

“Books and Records” means the originals or copies of all Customer Information, Variable Contract information, Contract Forms and rating plans, disclosure and other documents and filings, including statutory filings, required under all Applicable Laws, administrative records, claim records, sales records, underwriting records, financial records, Tax records and compliance records in the possession of the Company and relating principally to the operation of the Business, but excluding (a) the Company’s certificates of incorporation, bylaws, corporate seals, licenses to do business, minute books and other corporate records relating to corporate organization or capitalization, (b) original Tax and corporate accounting records relating to the Business, (c) any records relating to the employees of the Company or its Affiliates, (d) any original books and records relating to the Retained Liabilities, and (e) any records that are subject to the attorney-client privilege.

“Business” means the Company’s business of selling, marketing, issuing and administering the Variable Contracts.

“Business Day” means any day other than a Saturday or Sunday or a day on which the stock markets or the Company are closed.

“Ceding Commission” has the meaning set forth in the Purchase Agreement.

“Closing” has the meaning set forth in the Purchase Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Commissions” has the meaning set forth in the Purchase Agreement.

“Company” has the meaning set forth in the Preamble.

“Company Policies” has the meaning set forth in Section 2.05 hereof.

“Company’s Extra Contractual Obligations” means all Extra Contractual Obligations to the extent such obligations arise out of acts, errors or omissions by the Company or its directors, officers, employees, Affiliates, agents or representatives occurring (or, in the case of omissions, failing to occur) at any time prior to the Effective Time.

“Compensation” means all commissions, expense allowances, benefit credits and other fees payable or remittable to Producers.

“Contract Forms” has the meaning set forth in the Purchase Agreement.

“Contributions” means premiums, considerations, deposits, contributions and similar receipts with respect to the Business.

“Customer Information” means all tangible and intangible information provided or disclosed hereto or pursuant to an Ancillary Agreement about Customers or potential Customers of any party or its Affiliates, including, but not limited to, name, address, telephone number, email address, account or policy information, and any list, description, or other grouping of Customers or potential Customers and any other type of information protected by privacy laws and any other Applicable Law.

“Customers” has the meaning set forth in the Purchase Agreement.

“Distribution Agreements” means the agreements between the Company or any Affiliate of the Company, on the one hand, and Producers, on the other hand, with respect to the Business in effect as of the date of the Purchase Agreement.

“Effective Time” means 12:00 a.m. Central Time on April 1, 2013.

“Election Notice” has the meaning set forth in Section 7.02(b) hereof.

“Extra Contractual Obligations” means all liabilities or obligations arising under or relating to the Business, exclusive of liabilities or obligations arising under the express terms and conditions of the Variable Contracts, but including, without limitation, any liability for fines, penalties, forfeitures, punitive, special, exemplary or other form of extra-contractual damages, which liabilities or obligations arise from any act, error or omission, whether or not intentional, negligent, in bad faith or otherwise, directly or indirectly, relating to, without limitation, (a) marketing, sales, underwriting, production, issuance, cancellation or administration of any products relating to the Business, (b) the investigation, defense, trial, settlement or handling of claims, benefits, dividends or payments or any other amounts due or alleged to be due under or in connection with the Business, or (c) the failure to pay, the delay in payment, or errors in calculating or administering the payment of benefits, claims or any other amounts due or alleged to be due under or in connection with the Business.

“General Account Liabilities” means the following general account Liabilities of the Company: (a) all benefits, surrender amounts and other amounts payable to contractholders, beneficiaries or other claimants of the Variable Contracts or after the Effective Time under the terms of the Variable Contracts issued by the Company ; (b) all premium Taxes due in respect of premiums paid on or after the Effective Time with respect to the Variable Contracts (in each case, net of premium Tax credits or offsets arising out of the assessments or charges described in clause (c) or any refund, credit or allowance relating to any such returned premiums), but only to the extent that the Reinsurer is required to reimburse the Company for such Taxes under the terms of the Administrative Services Agreement; (c) with respect to the Variable Contracts, all assessments and similar charges in connection with participation by the Company or the Reinsurer in any guaranty association arising on account of insolvencies, rehabilitations or similar proceedings and related to periods on or after the Effective Time; (d) all Commissions earned on or after the Closing Date with respect to the Variable Contracts; and (e) all unclaimed property Liabilities related to periods on or after the Effective Time under or relating to the Variable Contracts.

“Governmental Authority” means any court, administrative or regulatory agency or commission, or other federal, state or local governmental authority or instrumentality.

“Interim Quarterly Accounting” shall mean a quarterly accounting prepared in accordance with Wisconsin SAP and delivered by the Company to the Reinsurer in accordance with Section 3.03 hereof.

“Liabilities” has the meaning set forth in the Purchase Agreement.

“LIBOR” means, as of any date, a rate per annum equal to the three month London Interbank Offered Rate as published in The Wall Street Journal, Eastern Edition, on such date.

“NAIC” means the National Association of Insurance Commissioners.

“Non-Guaranteed Elements” means cost of insurance charges, loads and expense charges, credited interest rates, mortality and expense charges and administrative expense risk charges, as applicable, under the Variable Contracts.

“Party” or “Parties” means the Company or the Reinsurer, as applicable.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, limited liability company, trust, unincorporated organization, governmental, judicial or regulatory body or other entity.

“Producers” means all brokers, agents, general agents, third party administrators, independent marketing organizations and intermediaries or other Persons who market, administer or sell the Business.

“Purchase Agreement” has the meaning set forth in the Recitals of this Agreement.

“Quarterly Accounting” has the meaning set forth in the Administrative Services Agreement.

“Recapture Event” has the meaning set forth in Section 7.01 hereof.

“Recapture Fee” means the amount determined in accordance with the formula set forth on Exhibit A hereto, which is payable by the Reinsurer to the Company in connection with recapture of the Variable Contracts by the Company pursuant to Section 7.01 hereof.

“Reinsured Liabilities” has the meaning set forth in Section 2.01.

“Reinsurer” has the meaning set forth in the Preamble.

“Reinsurer Extra Contractual Obligations” means (a) all Extra Contractual Obligations to the extent such obligations arise out of acts, errors or omissions by the Reinsurer or its directors, officers, employees, Affiliates, agents, representatives, successors and assigns occurring (or, in the case of omissions, failing to occur) at any time at or after the Effective Time, and (b) all liabilities or obligations (exclusive of obligations arising under the express terms and conditions of the Variable Contracts) to the extent such liabilities or obligations, directly or indirectly, arise out of or relate to the Reinsurer’s administration of the Variable Contracts or the Business, including, without limitation, the administration of claims and the implementation by the Company of the Reinsurer’s recommendations with respect to the Non-Guaranteed Elements at and after the Effective Time.

“Reserves” means the sum of all reserves and liabilities required to be maintained by the Company for the Variable Contracts issued by it which would be appropriately includable in line items 1 and 3 of the “Liabilities, Surplus and Other Funds” page of the Annual Statement of the Company (as such line items existed in the 2012 Annual Statement or in comparable line items in any successor form of Annual Statement), calculated consistent with (a) the reserve requirements, statutory accounting rules and actuarial principles applicable to the Company under the law of each state in which the Variable Contracts were issued or delivered, and (b)

otherwise in accordance with the methodologies used by the Company to calculate the reserves and liabilities for the Variable Contracts in accordance with Wisconsin SAP and sound actuarial principles and any valuation bases and methods of determining reserves as provided in the forms of Variable Contracts.

“Retained Contracts” means all contracts, agreements, leases, software licenses, rights, obligations or other commitments of the Company that do not arise out of or relate to the Business.

“Retained Liabilities” means the liabilities of the Company relating to the Business arising solely from any of the following: (a) premium Taxes due in respect of Contributions collected for periods prior to the Effective Time and income Taxes of the Company and any other Taxes attributable to the Business for Tax periods (or portions thereof) ending prior to the Effective Time; (b) amounts payable prior to the Effective Time for returns or refunds of Contributions; (c) except as expressly provided otherwise herein or under the terms of any Ancillary Agreement, all Compensation relating to the Business to or for the benefit of Producers; (d) the Retained Contracts; (e) payment obligations or other liabilities of the Company or an Affiliate of the Company arising under the Distribution Agreements that are incurred prior to the Effective Time and any such payment obligations or other liabilities that are incurred after the Effective Time to the extent such obligations or liabilities are not attributable to the Business; (j) assessments and similar charges in connection with participation by the Company, whether voluntary or involuntary, in any guaranty association established or governed by any state or other jurisdiction, arising on account of the Contributions received prior to the Effective Time; (k) all Company’s Extra Contractual Obligations; (l) assessments, fines or penalties associated with the failure of the Company to properly escheat proceeds under any Variable Contract in accordance with the abandoned property laws of any state, arising from any audit or state action, and related to any death of an annuitant or insured whose death occurred prior to the Transition Date; and (m) all other liabilities, obligations or indemnities expressly assumed by the Company under the terms of this Agreement or any Ancillary Agreement.

“Separate Account Liabilities” means those liabilities that are payable from the Separate Accounts with respect to the Variable Contracts.

“Separate Accounts” means American Family Variable Account I and American Family Variable Account II.

“Service Fees” has the meaning set forth in the Purchase Agreement.

“Taxes” (or “Tax” as the context may require) means any tax, however denominated, imposed by any federal, state, local, municipal, territorial, provincial or foreign government or any agency or political subdivision of any such government (a “Taxing Authority”), including, without limitation, any tax imposed under Subtitle A of the Code and any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, gains, goods and services, production, documentary, recording, social security, unemployment, disability, workers’ compensation, estimated, ad valorem, value added, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, capital stock, occupation, personal or real property, environmental or windfall profit tax, premiums, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest, penalty, addition to tax or additional amount imposed by any Taxing Authority relating thereto.

“Termination Date” means the date on which this Agreement is terminated in accordance with the terms and conditions of Article XI hereof.

“Transition Date” means date on which the parties’ obligations under the Transition Services Agreement end and services are assumed by the Reinsurer or its Affiliates under the Administrative Services Agreement.

“Transition Services Agreement” means the Transition Services Agreement among the Company and the Reinsurer or its Affiliates.

“Variable Annuities” means all of the variable annuity contracts and policies, together with all related binders and slips (including applications therefor and all supplements, endorsements, riders and agreements in connection therewith) which were effected, bound, issued or assumed by the Company at any time at or prior to the Effective Time. Schedule A sets forth a listing of the Variable Annuities as of the Effective Time, by policy number, in electronic format.

“Variable Contracts” means the Variable Annuities and the Variable Life Insurance Contracts.

“Variable Life Insurance Contracts” means all of the variable life insurance contracts and policies, together with all related binders and slips (including applications therefor and all supplements, endorsements, riders and agreements in connection therewith) which were effected, bound, issued or assumed by the Company at any time at or prior to the Effective Time. Schedule B sets forth a listing of the Variable Life Insurance Contracts as of the Effective Time, by policy number, in electronic format.

“Wisconsin SAP” has the meaning set forth in the Purchase Agreement.

ARTICLE II

BASIS OF REINSURANCE AND BUSINESS COINSURED

Section 2.01 Reinsurance. Subject to the terms and conditions of this Agreement, the Company hereby cedes on an indemnity reinsurance basis to the Reinsurer as of the Effective Time, and the Reinsurer hereby accepts and agrees to indemnity reinsure as of the Effective Time, (a) on a coinsurance basis, one hundred percent (100%) of all General Account Liabilities with respect to the Variable Contracts and (b) on a modified coinsurance basis, one hundred percent (100%) of the Separate Account Liabilities arising under or relating to the Variable Contracts (collectively, (a) and (b) are the “Reinsured Liabilities”). This Agreement shall not continue or create any legal relationship whatsoever between the Reinsurer and Persons who own, are beneficiaries, claimants, or who are insured under the Variable Contracts. Nothing in this Agreement is intended to be or will be construed to give any Person, other than the parties hereto, their successors and permitted assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement. The reinsurance effected under this Agreement shall be maintained in force, without reduction, unless such reinsurance is terminated, reduced or recaptured as provided herein.

Section 2.02 Reinsurer Extra Contractual Obligations. In addition to the Reinsurer’s reinsurance of the Reinsured Liabilities, the Reinsurer hereby accepts and agrees to assume and discharge one hundred percent (100%)  of all Reinsurer Extra Contractual Obligations.

Section 2.03 Reinstatements, Conversions and Exchanges. In no event shall the reinsurance provided hereunder with respect to a particular Variable Contract be in force and binding unless such Variable Contract is in force and binding as of the Effective Time; provided, however, that the Variable Contracts reinsured shall include all lapsed Variable Contracts reinstated in accordance with their terms at or after the Effective Time. Upon the reinstatement of any lapsed Variable Contract, such Variable Contract shall be automatically reinsured hereunder. If the Company collects Contributions in arrears from a reinstated Variable Contract, the Company shall pay to the Reinsurer all Contributions so collected.

Section 2.04 Certain Contract Elements. From and after the Effective Time, the Company shall establish the applicable Non-Guaranteed Elements of the Variable Contracts in accordance with its policies with respect to such Non-Guaranteed Elements, as previously delivered to the Reinsurer (the “Company Policies”). The Company shall reasonably and in good faith take into account the recommendations of the Reinsurer in establishing such Non-Guaranteed Elements, but shall retain the ultimate authority to establish the Non-Guaranteed Elements in accordance with the Company Policies.

Section 2.05 Reserves. From and after the Effective Time, the Reinsurer shall establish and maintain as a liability on its statutory financial statements Reserves for the Variable Contracts ceded hereunder, calculated consistent with (a) the reserve requirements, statutory accounting rules and actuarial principles applicable to the Company under the law of each state in which the Variable Contracts were issued or delivered; and (b) otherwise in accordance with the methodologies used by the Company to calculate the reserves and liabilities for the Variable Contracts in accordance with Wisconsin SAP and sound actuarial principles and any valuation bases and methods of determining reserves as provided in the forms of the Variable Contracts. The Reinsurer shall provide the Company, not less than annually, with copies of all actuarial opinions and actuarial memoranda and all reserve evaluations pertaining to the Reserves, including, without limitation, any actuarial opinions and reserve evaluations performed by independent actuaries, auditors or other outside consultants. At the option of the Company, the Company may, at its own cost at any time at or following the Effective Time, examine the books and records relating to the Business maintained by the Reinsurer and review its reserve procedures. If the results of such examination are not reasonably satisfactory to the Company, the Reinsurer shall, at the Company’s request and expense, obtain and deliver to the Company an actuarial opinion as to the adequacy of the Reserves, produced by an independent actuary acceptable to the Company. The Reinsurer shall promptly adjust the amount of the Reserves and implement appropriate changes to its reserve procedures if an independent actuarial opinion reasonably indicates an inadequacy in the Reserves or in the Reinsurer’s reserve procedures.

Section 2.06 Contract Changes or Reductions. In the event of a material change in the provisions and conditions of a Variable Contract (provided that such change is not in violation of Section 4.04 hereof), a corresponding change in the related reinsurance and any appropriate cash adjustments shall be made consistent with the policy change rules of the Company. If the face amount of a Variable Contract is reduced or increased, the amount coinsured by the Reinsurer shall be reduced or increased accordingly.

Section 2.07 Credit for Reinsurance. To the extent required by Applicable Law or Wisconsin SAP, the Reinsurer shall provide the Company with such security and shall take all such other actions as may be necessary to enable the Company to obtain full financial statement reserve credit for any Variable Contracts or the Reinsured Liabilities reinsured by the Reinsurer pursuant to this Agreement.

ARTICLE III

ACCOUNTINGS AND TRANSFER OF ASSETS

Section 3.01 Ceding Commission. The parties hereto acknowledge and agree that, on the Closing Date, the Reinsurer shall pay to Company a Ceding Commission in accordance with Section 2.03(b) of the Purchase Agreement.

Section 3.02 Transfer of Assets. As consideration for the reinsurance provided herein, the Company hereby sells, assigns, transfers and delivers to the Reinsurer, effective as of the Effective Time, all of the Company’s right, title and interest in and to all Contributions attributable to periods on an after the Effective Time, other than the Service Fees. Direct receipt by the Reinsurer or any of its Affiliates of any such amounts shall satisfy any obligation of the Company to transfer any such amount to the Reinsurer hereunder. Any Contributions (other than Service Fees) paid to, or received by, any Affiliate of the Company shall be deemed to be have been received by the Company and shall be payable hereunder as if received directly by the Ceding Company.

Section 3.03 Interim Accountings. The Company shall provide the Reinsurer with an Interim Quarterly Accounting of all payments or credits due to or from the Company or the Reinsurer, as the case may be, under this Agreement including, without limitation, payments or credits due to the Company in respect of the Reinsured Liabilities and Reinsurer Extra Contractual Obligations, adjustments to the amounts of Reserves, the obligations set forth in Section 3.10, and payments or credits due to the Reinsurer in accordance with Section 3.03 as of the end of each calendar quarter, no later than thirty (30) days after the end of such month; provided, however, that the first Interim Quarterly Accounting shall be provided to the Reinsurer no later than thirty (30) days after the end of the quarter in which the Closing Date fell and the final Interim Quarterly Accounting shall be delivered no later than thirty (30) days after the date on which accounting services are no longer being administered by the Company pursuant to the Transition Services Agreement. The Company shall provide such Accounting in a format that is mutually acceptable to the Company and the Reinsurer.

Section 3.04 Quarterly Accountings. The Reinsurer will administer, or cause the administration of, the Variable Contracts and provide Quarterly Accountings with respect thereto to the Company in accordance with the Administrative Services Agreement. All reports, remittances and payments due to or from a party hereto shall be made in accordance with the procedures set forth in the Administrative Services Agreement.

Section 3.05 Periodic Payments. If an Accounting reflects a balance due to the party to which the Accounting is delivered, the amount(s) shown as due shall be paid within five (5) Business Days of the delivery of the Accounting. If (a) an Accounting reflects a balance due the party that prepared the Accounting and (b) the party receiving the Accounting does not object to the Accounting within five (5) Business Days of its delivery, the amount(s) shown as due shall be paid within seven (7) Business Days after the date on which the Accounting was delivered. Any dispute over any amount shown on an Accounting that cannot be amicably resolved by the parties shall be resolved pursuant to the procedures set forth in Article IX.

Section 3.06 Delayed Payments. If there is a delayed settlement of any payment due hereunder, interest will accrue on such payment at LIBOR in effect on the day such payment is due. For purposes of this Section 3.07, a payment will be considered overdue, and such interest will begin to accrue, on the date which is five (5) Business Days after the date such payment is due.

Section 3.07 Offset and Recoupment Rights. Any debts or credits incurred at or after the Effective Time in favor of or against either the Company or Reinsurer with respect to this Agreement are deemed mutual debts or credits, as the case may be, and shall be set off or recouped from any amounts due to the Company or the Reinsurer hereunder, as the case may be, and only the net balance shall be allowed or paid. Notwithstanding anything to the contrary contained in this Agreement, this Section 3.08 shall not be modified, nullified, or re-construed due to the insolvency, liquidation, rehabilitation, conservatorship or receivership of either party.

Section 3.08 Third-Party Reinsurance. The Reinsurer shall not retrocede to any third-party reinsurer (whether or not Affiliated with the Reinsurer) any material portion of the Reinsured Liabilities under any Variable Contract reinsured by it under this Agreement without the Company’s prior written consent. For purposes of this Section 3.08, a material portion of the Reinsured Liabilities shall mean fifty percent (50%) or more of the Reinsured Liabilities under any group of Variable Contracts written on the same Contract Form. Notwithstanding the foregoing, (a) the Reinsurer shall not retrocede any portion of the Reinsured Liabilities unless the terms of any related retrocession agreement would expressly permit any recapture of the Reinsured Liabilities by the Company pursuant to Section 7.04 hereof; and (b) no retrocession of the Reinsured Liabilities shall operate to modify or relieve the Reinsurer from any of its obligations under this Agreement including, but not limited to, the obligation to pay the Recapture Fee under Section 7.04(c) or the terminal settlement amount pursuant to Section 11.01.

Section 3.09 Premium Taxes and Assessments. The Reinsurer shall pay or reimburse the Company on a quarterly basis an amount equal to (a) the Company’s actual liability for premium Taxes payable by the Company with respect to the Variable Contracts, as determined by the Administrator (as defined in the Administrative Services Agreement) pursuant to the Administrative Services Agreement; and (b) all assessments charged to the Company by state guaranty or insolvency associations or similar associations or funds relating to the gross premiums on the Variable Contracts. The Company shall reimburse the Reinsurer for any guaranty fund assessments previously reimbursed to the Company by the Reinsurer in accordance with clause (b) of this Section 3.10 to the extent such assessments actually reduce the Company’s Tax liabilities. Amounts payable pursuant to this Section 3.10 shall be reported in the Accounting delivered hereunder and shall be paid pursuant to the provisions of Section 3.06. For the avoidance of doubt, in no event shall the Reinsurer be entitled to the benefit of any reduction in the Company’s Tax liabilities attributable to guaranty fund assessments relating to the gross premiums on the Variable Contracts that are attributable to periods ending prior to the Effective Time.

ARTICLE IV

VARIABLE CONTRACT ADMINISTRATION

Section 4.01 Interim Servicing. During the period from the Effective Time through the termination of the Transition Services Agreement with respect to each Variable Contract administered by the Company thereunder, the Company has agreed to continue to administer certain services with respect to the Variable Contracts.

Section 4.02 Transfer of Servicing Obligations. On and after the date on which a Variable Contract is no longer being administered by the Company pursuant to the Transition Services Agreement, pursuant to the Administrative Services Agreement the Reinsurer has agreed to provide service for such Variable Contract and to supply to the Company on a timely basis copies of accounting and other records pertaining to such service. The parties hereby agree that the Variable Contracts shall be administered pursuant to the Administrative Services Agreement. Except as otherwise expressly provided for under the Administrative Services Agreement, Reinsurer’s compensation for all services provided to the Company with respect to the Variable Contracts pursuant to the Administrative Services Agreement shall be included in the reinsurance premium paid by the Company to Reinsurer pursuant to Section 2.03(b) of the Purchase Agreement, and the Company shall not be obligated to pay any additional monies to Reinsurer for such administrative services.

Section 4.03 Regulatory Matters. If the Company or the Reinsurer receives notice of, or otherwise becomes aware of any audit, inquiry, investigation or proceeding by, on behalf of, or through the offices of a Governmental Authority relating to the Variable Contracts, the Company or the Reinsurer, as applicable, shall promptly notify the other party thereof, whereupon the parties shall cooperate in good faith and use their respective commercially reasonable efforts to resolve such matter in a mutually satisfactory manner, in light of all the relevant business, regulatory and legal facts and circumstances but subject, in any event, to the applicable provisions of the Administrative Services Agreement.

Section 4.04 Contract Changes. Other than expressly permitted under the Administrative Services Agreement or is otherwise required by Applicable Law, neither the Company nor the Reinsurer shall make any changes to the Company’s policy forms related to the Variable Contracts.

ARTICLE V

OVERSIGHTS AND DUTY OF COOPERATION

Section 5.01 Oversights. Inadvertent delays, errors or omissions made in connection with this Agreement or any transaction hereunder shall not relieve either party from any liability which would have attached had such delay, error or omission not occurred, provided always that such error or omission is rectified as soon as possible after discovery, and provided that the party making such error or omission or responsible for such delay shall be responsible for any additional liability which attaches as a result. However, this Section 5.01 shall not be construed as a waiver by either party of its right to enforce strictly the terms of this Agreement.

Section 5.02 Cooperation. Each party hereto shall cooperate fully with the other in all reasonable respects in order to accomplish the objectives of this Agreement.

ARTICLE VI

DAC TAX

Section 6.01 DAC Tax Election. Both Parties hereby enter into a joint election under Treasury Regulations Section 1.8482(g)(8) whereby:

(a) For each taxable year under this Agreement, the party with net positive consideration, (as defined in Treasury Code Section 848 and Treasury Regulations issued thereunder) for such taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Internal Revenue Code Section 848(c)(1).

(b) This election will be effective as of the beginning of the taxable year for each party that includes the Effective Time of this Agreement. Each party shall attach a schedule to its federal income tax return for that taxable year which identifies this Agreement as a reinsurance agreement for which the joint election has been made. This election will remain in effect for all future taxable years for which this Agreement remains in effect, and may not be revoked by the parties except as provided for by Applicable Law.

(c) Both parties agree to exchange information pertaining to the amount of net consideration for this Agreement and all reinsurance agreements in force between them (if any) to ensure consistency for purposes of complying with the joint election. The amount of net consideration will be a net positive consideration for one party and a net negative consideration for the other party.

(d) Reinsurer will submit a schedule to the Company by May 1st of each year of its calculation of the net consideration for the preceding calendar year. This schedule will be accompanied by a statement signed by an officer of Reinsurer stating that Reinsurer will report such net consideration in its tax return for the preceding calendar year in accordance with the terms of this election.

(e) The Company may contest such calculation by providing an alternative calculation to Reinsurer in writing within thirty (30) days of the Company’s receipt of Reinsurer’s calculation. If the Company does not so notify Reinsurer, the Company will report on its tax return the net consideration consistent with that determined by Reinsurer.

(f) If the Company contests Reinsurer’s calculation of the net consideration, the Parties will act in good faith to reach an agreement as to the correct amount within 30 days of the date the Company submits its alternative calculation. When the Company and Reinsurer reach agreement on the amount of net consideration, each party shall report such amount on their respective tax returns consistent with such agreement.

(g) The taxable year of each party ends on December 31st of each year.

ARTICLE VII

RECAPTURE

Section 7.01 Recapture Events. From and after the Closing Date, any of the following occurrences shall constitute an event that entitles the Company to exercise the recapture remedy set forth in this Section 7.01 (individually or collectively, as the context indicates, a “Recapture Event”):

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Section 7.02 Process.

(a) Notice to the Company. The Reinsurer shall provide the Company with:

(i) written notice of the occurrence of any Recapture Event within five (5) Business Days after its occurrence; and

(ii) not less than annually, a written report, in form reasonably satisfactory to the Company, from the Reinsurer certifying that no Recapture Event has occurred during the period covered by such report or is continuing as of the last day of such period, together with the appropriate calculations and backup reasonably necessary to substantiate the bases of the Reinsurer’s certification.

The Company may, at its own expense, review the Reinsurer’s books and records to confirm the risk-based capital calculations provided by the Reinsurer pursuant to this Section. In addition, the Reinsurer shall (A) cooperate fully with the Company and promptly respond to the Company’s inquiries from time to time concerning the Reinsurer’s financial condition, operating results and any events, occurrences or other matters which arise on and after the Effective Time and which reasonably relate to the Business or the Reinsurer’s ability to perform and discharge its obligations under this Agreement or the other Ancillary Agreements; and (B) provide to the Company such financial statements, reports, and other documents of the Reinsurer as the Company may reasonably request from time to time.

(b) Election of Remedy. Upon the occurrence of any Recapture Event, the Company may elect to recapture, subject to the terms and conditions set forth herein all, but not less than all, of the Variable Contracts ceded by it to the Reinsurer pursuant to this Agreement. The Company electing remedies under this Section shall give the Reinsurer written notice of its election of remedies specifying the grounds for the exercise of its remedies.

(c) Recapture. Any recapture by the Company shall not be deemed to have been consummated until the Company has received payment of the Recapture Fee to which it is entitled as determined in accordance with Exhibit A hereto. The Reinsurer shall promptly pay the Company the full amount of the Recapture Fee. Following the consummation of the recapture of Variable Contracts pursuant to this Section 7.02, no additional premiums, deposits or other amounts payable under such Variable Contracts shall be ceded to the Reinsurer under this Agreement, and the Reinsurer shall have no liability with respect to such Variable Contracts.

(d) Certain Remedies. The Company and Reinsurer acknowledge that any damage caused to the Company by reason of the breach by the Reinsurer or any of its successors in interest of this Article VII could not be adequately compensated for in monetary damages alone; therefore, each party agrees that, in addition to any other remedies at law or otherwise, the Company shall be entitled to specific performance of this Article VII or an injunction to be issued by a court of competent jurisdiction pursuant to Section 12.03 of the Purchase Agreement restraining and enjoining any violation of this Article VII, in addition to such other equitable or legal remedies as such court may determine. The Reinsurer hereby releases, waives and discharges any and all claims and causes of action asserting in any way that any remedy of the Company including, without limitation, the Company’s recapture remedies hereunder are not valid, binding or enforceable. The Reinsurer is forever estopped and barred from making any such assertion in any context or forum whatsoever.

ARTICLE VIII

INDEMNIFICATION

Section 8.01 Reinsurer’s Obligation to Indemnify. Subject to any limitation contained in the Purchase Agreement and without duplication of any indemnification payment made under the Purchase Agreement or any Ancillary Agreement, Reinsurer hereby agrees to indemnify, defend and hold harmless the Company and its directors, officers, employees, representatives (excluding the Producers who are not employees of the Company or its Affiliates), Affiliates, successors and permitted assigns (collectively, the “Company Indemnified Parties”) from and against all Losses asserted against, imposed upon or incurred by any Company Indemnified Party arising from: (i) the Reinsured Liabilities; (ii) the Reinsurer Extra Contractual Obligations; (iii) any breach or nonfulfillment by Reinsurer of, or any failure by Reinsurer to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement; and (iv)  any enforcement of this indemnity.

Section 8.02 Company’s Obligation to Indemnify. Subject to any limitation contained in the Purchase Agreement and without duplication of any indemnification payment made under the Purchase Agreement or any Ancillary Agreement, the Company hereby agrees to indemnify, defend and hold harmless the Reinsurer and its directors, officers, employees, representatives (excluding the Producers who are not employees of the Reinsurer or its Affiliates), Affiliates, successors and permitted assigns (collectively, the “Reinsurer Indemnified Parties”) from and against all Losses asserted against, imposed upon or incurred by any Reinsurer Indemnified Party arising from: (i) the Retained Liabilities; (ii) any breach or nonfulfillment by the Company of, or any failure by the Company to perform, any of the covenants, terms or conditions of, or any duties or obligations under, this Agreement; and (iii) any enforcement of this indemnity.

Section 8.03 Certain Definitions and Procedures. For purposes of this Article VIII, “Loss” or “Losses” shall mean actions, claims, losses, liabilities, damages, costs, expenses (including reasonable attorneys’ fees), interest and penalties but excluding any such losses relating to any punitive, exemplary, consequential or similar damages and any lost profits. In the event either Reinsurer or the Company shall have a claim for indemnity against the other party under the terms of this Agreement, the parties shall follow the procedures set forth in Sections 10.02, 10.03 and 10.04 of the Purchase Agreement.

ARTICLE IX

ARBITRATION

Section 9.01 Disputes. It is the intention of the parties that customs and usages of the business of reinsurance shall be given full effect in the interpretation of this Agreement. Any dispute or difference between the parties with respect to the operation or interpretation of this Agreement (other than disputes relating to the Closing Balance Sheet, which shall be resolved in accordance with the Purchase Agreement) on which an amicable understanding cannot be reached shall be decided by arbitration conducted in Madison, Wisconsin, or at any other venue mutually agreed upon by the parties. The arbitrators are empowered to decide all questions or issues with respect to the operation or interpretation of this Agreement and, solely where there is an ambiguity with respect to the provisions of this Agreement or the application thereof to any particular facts and circumstances, shall be free to reach their decisions from the standpoint of equity and customary practices of the insurance and reinsurance industry rather than from that of strict law.

Section 9.02 Arbitrators. There shall be three (3) arbitrators. Each of the parties shall appoint one of the arbitrators who shall each be disinterested active or retired officers of life insurance or reinsurance companies other than the contracting companies or their affiliates and these two arbitrators shall select the third. In the event that either party should fail to choose an arbitrator within thirty days after the other party has given notice of its arbitrator appointment, that party may choose two arbitrators, who shall in turn choose a third arbitrator before entering arbitration. If the two arbitrators are unable to agree upon the selection of a third arbitrator within thirty days following their appointment, each arbitrator shall nominate three candidates within ten days thereafter, two of whom the other shall decline and the decision shall be made by drawing lots.

Section 9.03 Authority; Decision of Arbitrators. The arbitrators shall be authorized to direct specific performance of the terms of this Agreement and to award actual damages. The arbitrators shall have no authority to award consequential, exemplary, punitive, or any other type of damages not measured by actual damages. The arbitrators shall decide by a majority of votes and from their written decision there can be no appeal. The decision may be confirmed and judgment entered thereon in a court of law. Within forty-five (45) days after the closing of the arbitration hearings, the decisions of the arbitrators will be presented to the parties to the arbitration. All costs of the arbitration will be determined by the arbitrators, which may take into account the law and practice of the place of arbitration, and in what manner arbitration costs will be paid, and by whom.

ARTICLE X

INSOLVENCY

Section 10.01 Insolvency Clause. In the event of the insolvency of the Company, all reinsurance made, ceded, renewed or otherwise becoming effective under this Agreement shall be payable by the Reinsurer directly to the Company or to its liquidator, receiver or statutory successor on the basis of the liability of the Company under the Variable Contracts without diminution because of the insolvency of the Company. It is understood, however, that in the event of the insolvency of the Company, the liquidator or receiver or statutory successor of the Company shall give written notice of the pendency of a claim against the Company on a Variable Contract within a reasonable period of time after such claim is filed in the insolvency proceedings and that during the pendency of such claim the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated any defense or defenses which it may deem available to the Company or its liquidator or receiver or statutory successor. It is further understood that the expense thus incurred by the Reinsurer shall be chargeable, subject to court approval, against the Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer.

ARTICLE XI

DURATION

Section 11.01 Duration. This Agreement shall continue in force until such time that the Reinsurer’s liability with respect to all Variable Contracts reinsured hereunder is terminated pursuant to Section 11.02; provided, however, that in the event that the Company fails to timely pay any material amount due the Reinsurer hereunder, and such amount remains unpaid for forty-five (45) consecutive days, the Reinsurer shall have the right to terminate the reinsurance hereunder by providing written notice thereof to the Company stating the effective date of termination. In connection with any such termination as a result of the Company’s non-payment of premium, (a) subject to the satisfaction of the Reinsurer’s obligation to pay a terminal settlement amount (as provided below), as of the Termination Date the Reinsurer shall be relieved of all liability under this Agreement to make future payment to the Company with respect to the liabilities reinsured by the Reinsurer that are attributable to such periods for which the Reinsurer has not been paid; and (b) there shall be a terminal settlement of all unexpired liabilities reinsured by the Reinsurer under this Agreement as of the Termination Date. In connection with any terminal settlement as a result of the Company’s non-payment of premium, the Reinsurer shall pay to the Company a terminal settlement amount that is calculated as of the Termination Date on the same basis as the Recapture Fee.

Section 11.02 Reinsurer’s Liability. The liability of the Reinsurer under this Agreement with respect to any Variable Contract will begin simultaneously with that of the Company, but not prior to the Effective Time. The Reinsurer’s liability with respect to any Variable Contract will terminate on the earliest of: (a) the date such Variable Contract is recaptured in accordance with Section 8.04 of this Agreement (b) the date the Company’s liability on such Variable Contract is terminated in accordance with its terms, or (c) the date on which a terminal settlement of such Variable Contract is completed in accordance with Section 11.01. Termination of the Reinsurer’s liability under clauses (a), (b) and (c) herein is subject to the Company’s actual receipt of payments which discharge such liability in full in accordance with the provisions of this Agreement. In no event shall the interpretation of this Section 11.02 imply a unilateral right of the Reinsurer to terminate this Agreement.

Section 11.03 Survival. Notwithstanding the other provisions of this Article XI, the terms and conditions of Articles I, VIII and IX and Section 12.02 shall remain in full force and effect after the Termination Date.

ARTICLE XII

MISCELLANEOUS

Section 12.01 Notices. Any notice or other communication required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given when (a) mailed by United States registered or certified mail, return receipt requested, (b) mailed by overnight express mail or other nationally recognized overnight or same-day delivery service or (c) delivered in person to the parties at the following addresses:

If to the Company, to:

American Family Life Insurance Company

6000 American Parkway

Madison, WI 53783

Attention: David C. Holman,

                    Chief Legal Officer

With copies (which shall not constitute notice) to:

Sutherland Asbill & Brennan LLP

999 Peachtree Street, NE

Atlanta, GA 30309

Attention: B. Scott Burton

If to the Reinsurer, to:

Kansas City Life Insurance Company

3520 Broadway

Kansas City, MO 64111

Attention: A Craig Mason Jr.

Either party may change the names or addresses where notice is to be given by providing notice to the other party of such change in accordance with this Section 12.01.

Section 12.02 Confidentiality. Each of the parties shall maintain the confidentiality of all information related to the Variable Contracts and all other information denominated as confidential by the other party provided to it in connection with this Agreement, and shall not disclose such information to any third parties without prior written consent of the other party, except as may be permitted by Section 5.09 of the Purchase Agreement and Section 10.17 of the Administrative Services Agreement.

Section 12.03 Entire Agreement. This Agreement, the other Ancillary Agreements, the Purchase Agreement, the other agreements contemplated hereby and thereby, and the Exhibits and the Schedules hereto and thereto contain the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, written or oral, with respect thereto.

Section 12.04 Waivers and Amendments. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof. Such waiver must be in writing and must be executed by an executive officer of such party. A waiver on one occasion shall not be deemed to be a waiver of the same or any other term or condition on a future occasion. This Agreement may be modified or amended only by a writing duly executed by a duly authorized officer of the Company and the Reinsurer, respectively.

Section 12.05 No Third Party Beneficiaries. This Agreement constitutes an indemnity reinsurance agreement solely between the Company and the Reinsurer, and is intended solely for the benefit of the parties hereto and their permitted successors and assigns, and it is not the intention of the parties to confer any rights as a third-party beneficiary to this Agreement upon any other Person as to any term, condition or provision of this Agreement.

Section 12.06 Assignment. This Agreement shall not be assigned by either of the parties hereto, whether by operation of law or otherwise, without the prior written approval of the other party.

Section 12.07 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF WISCONSIN, WITHOUT REGARD TO ITS CONFLICTS OF LAW DOCTRINE. ALL ISSUES RELATING TO VENUE AND JURISDICTION SHALL BE GOVERNED BY SECTION 12.06 OF THE PURCHASE AGREEMENT.

Section 12.08 Counterparts. This Agreement may be executed simultaneously in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Section 12.09 Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or if determined by a court of competent jurisdiction to be unenforceable, and if the rights or obligations of the Company or the Reinsurer under this Agreement will not be materially and adversely affected thereby, such provision shall be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

Section 12.10 Schedules, Exhibits and Paragraph Headings. Schedules and Exhibits attached hereto are made a part of this Agreement. Paragraph headings are provided for reference purposes only and are not made a part of this Agreement.

Section 12.11 Expenses. Except as explicitly provided to the contrary herein or in the Purchase Agreement, each party shall be solely responsible for all expenses it incurs in connection with this Agreement or in consummating the transactions contemplated hereby or performing the obligations imposed hereby, including, without limitation, the cost of its attorneys, accountants and other professional advisors.

Section 12.12 No Prejudice. The parties agree that this Agreement has been jointly negotiated and drafted by the parties hereto and that the terms hereof shall not be construed in favor of or against any party on account of its participation in such negotiations and drafting.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed this 9th day of May, 2013.

AMERICAN FAMILY LIFE INSURANCE COMPANY

/s/ Daniel R. Schultz
By:	Daniel R. Schultz
Title:	President; Chief Operating Officer

/s/ Daniel J. Kelly
By:	Daniel J. Kelly
Title:	Chief Financial Officer; Treasurer

KANSAS CITY LIFE INSURANCE COMPANY

/s/ R. Philip Bixby
By:	R. Philip Bixby
Title:	President, Chief Executive Officer and
Chairman of the Board

Schedule A

Variable Annuities

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Schedule B

Variable Life Insurance Contracts

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Exhibit A

Recapture Fee

The amount of the Recapture Fee shall be determined in accordance with the formula set forth below by a nationally recognized actuarial consulting firm which shall not be affiliated with either the Company or the Reinsurer. The actuarial firm shall determine the amount of the Recapture Fee, unless the Company and the Reinsurer reach an agreement in writing on the use of another actuarial firm within 30 Business Days of the delivery of an Election Notice electing recapture. The actuarial firm selected to calculate the amount of the Recapture Fee is referred to hereinafter as the “Actuary.”

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